

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Robert Barrow
Chief Executive Officer
Mind Medicine (MindMed) Inc.
One World Trade Center
Suite 8500
New York, NY 10007

> **Re: Mind Medicine (MindMed) Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2024**
> **File No. 333-278468**

Dear Robert Barrow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Abrams